                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*



                                  DIATIDE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $ .001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   252842-10-9
                        -------------------------------
                                 (CUSIP Number)

                               DR. DANIEL BUGMANN
                     GRAFENAUWEG 4, 6301 ZUG CH/SWITZERLAND
                               011-41-41-724-5959
                               ------------------

                                    COPY TO:

                             DANIEL L. GOELZER, ESQ.
                                BAKER & MCKENZIE
                          815 CONNECTICUT AVENUE, N.W.
                             WASHINGTON, D.C. 20006
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notice and Communications)

                                 AUGUST 21, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

           If the filing person has previously filed a statement on
           Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
           check the following box. [ ]

           NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sections 240.13d-7 for other parties to whom copies are to be sent.

           *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

           The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
           Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.         252842-10-9

==========================================================================================================================
         1.    Names of Reporting Persons.      BB MEDTECH AG

               I.R.S. Identification Nos. of above persons (entities only).       NOT APPLICABLE: FOREIGN CORPORATION

--------------------------------------------------------------------------------------------------------------------------

         2.    Check the Appropriate Box if a Member of a Group

               (a)

               (b)

--------------------------------------------------------------------------------------------------------------------------

         3.    SEC Use Only
--------------------------------------------------------------------------------------------------------------------------

         4.    Source of Funds             WC
--------------------------------------------------------------------------------------------------------------------------

         5.    Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------------------------------------------------

         6.    Citizenship or Place of Organization             Switzerland
--------------------------------------------------------------------------------------------------------------------------


  Number of          7.     Sole Voting Power                                  0
  Shares Bene-              ----------------------------------------------------------------------------------------------
  ficially           8.     Shared Voting Power                                1,450,346
  Owned by                  ----------------------------------------------------------------------------------------------
  Each               9.     Sole Dispositive Power                             0
  Reporting                 ----------------------------------------------------------------------------------------------
  Person With       10.     Shared Dispositive Power                           1,450,346
                            ----------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------

         11.   Aggregate Amount Beneficially Owned by Each Person reporting Person

               1,450,346 SHARES OF COMMON STOCK, PAR VALUE OF $.001 PER SHARE  (SEE ITEM 5)
--------------------------------------------------------------------------------------------------------------------------

         12.   Check if the Aggregate Amount in Row (11) Excludes Certain shares
--------------------------------------------------------------------------------------------------------------------------

         13.   Percent of Class Represented by amount in Row (11)        13.4%
--------------------------------------------------------------------------------------------------------------------------

         14.   Type of Reporting Person        HC, CO
--------------------------------------------------------------------------------------------------------------------------


                               Page 2 of 9 pages

CUSIP No.         252842-10-9

--------------------------------------------------------------------------------------------------------------------------
         1.    Names of Reporting Persons.      MEDSOURCE S.A.

               I.R.S. Identification Nos. of above persons (entities only).       NOT APPLICABLE: FOREIGN CORPORATION

==========================================================================================================================


         2.    Check the Appropriate Box if a Member of a Group

               (a)

               (b)
--------------------------------------------------------------------------------------------------------------------------

         3.    SEC Use Only
--------------------------------------------------------------------------------------------------------------------------

         4.    Source of Funds       AF
--------------------------------------------------------------------------------------------------------------------------

        5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------------------------------------------------

         6.    Citizenship or Place of Organization      PANAMA
--------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------------

  Number of          7.    Sole Voting Power                                   0
  Shares Bene-             -----------------------------------------------------------------------------------------------
  ficially           8.    Shared Voting Power                                 1,450,346
  Owned by                 -----------------------------------------------------------------------------------------------
  Each               9.    Sole Dispositive Power                              0
  Reporting                -----------------------------------------------------------------------------------------------
  Person With       10.    Shared Dispositive Power                            1,450,346
                           -----------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------

         11.  Aggregate Amount Beneficially Owned by Each Person reporting Person

                1,450,346 SHARES OF COMMON STOCK, PAR VALUE OF $.001 PER SHARE (SEE ITEM 5)
--------------------------------------------------------------------------------------------------------------------------

         12.   Check if the Aggregate Amount in Row (11) Excludes Certain shares
--------------------------------------------------------------------------------------------------------------------------

         13.   Percent of Class Represented by amount in Row (11)        13.4%
--------------------------------------------------------------------------------------------------------------------------

         14.   Type of Reporting Person        CO
--------------------------------------------------------------------------------------------------------------------------


                                Page 3 of 9 pages

ITEM 1.    SECURITY AND ISSUER

           This statement relates to the Common Stock, $.001 par value per share, (the "Common Stock") of Diatide, Inc. ("Diatide"). Diatide's principal executive offices are located at Nine Delta Drive, Londenberry, NH 03053.

ITEM 2.    IDENTITY AND BACKGROUND

           This statement is filed jointly by BB Medtech AG ("BB Medtech") and Medsource S.A. ("Medsource"). Medsource is a wholly-owned subsidiary of BB Medtech.

           BB Medtech is a holding company incorporated in Switzerland. BB Medtech's business address is Vordergasse 3, 8200 Schaffhausen, CH/Switzerland. BB Medtech invests in companies which provide healthcare services, healthcare devices and healthcare information systems. BB Medtech is publicly traded on the Swiss Exchange.

           Medsource is a wholly-owned subsidiary of BB Medtech incorporated in the Republic of Panama. Medsource's business address is Swiss Bank Tower, Panama 1, Republic of Panama. The principal business of Medsource is to invest in companies in the medical device and medical services sectors.

           The name, business address, present principal occupation, and citizenship of each executive officer and director of BB Medtech and Medsource are set forth on Appendix A hereto, which is incorporated herein by reference.

           During the last five (5) years, neither BB Medtech nor Medsource, nor to the best of their knowledge, any of their executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

           Medsource purchased 1,096,500 shares of common stock, $0.001 per value per share, of Diatide (the "Common Stock") in a series of open market transactions for an aggregate consideration of $9,642,925. Medsource used capital to purchase the shares of the Common Stock, which, in turn, was working capital supplied by BB Medtech. BB Medtech is publicly traded on the Swiss Exchange, and its shareholders are both private and institutional investors.

           In addition, as noted in Item 5(a) and Item 5(c) of this Schedule 13D, on September 23, 1997, Diatide and Medsource, Chase Venture Capital Associates, L.P. ("Chase") and Neomed Fund Limited ("Neomed") (collectively, the "Investors") entered into a Securities Purchase Agreement (the "Agreement"). The Agreement is included as Exhibit 4, which is incorporated herein by reference. Pursuant to the Agreement, Medsource purchased: (i) 307,692 shares of Series A Convertible Preferred Stock, $.01 par value per share of Diatide (the "Preferred Stock"), which shares may be immediately converted into 307,692 shares of the Common Stock (subject to adjustment); and (ii) Warrant No. 2 dated as of September 23, 1997 which allows Medsource to purchase up to 46,154 shares of the Common Stock (the "Warrants") (subject to adjustment). Warrant No. 2 is included as Exhibit 6, which is incorporated herein by reference. The Warrants are exercisable immediately. Therefore, as defined by Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934 (the "Exchange Act"), Medsource is the direct beneficial owner of an additional 353,846 shares of the Common Stock, which was acquired for an aggregate consideration of $3,000,000. Medsource used capital to purchase the shares of the Preferred Stock and the Warrants, which, in turn, was working capital supplied by BB Medtech.

           BB Medtech and Medsource disclaim that they are members of a group with any other persons either for purposes of this Schedule 13D or for any other purpose related to their beneficial ownership of securities issued by Diatide.

ITEM 4.    PURPOSE OF TRANSACTION

           The shares of the Common Stock, the shares of the Preferred Stock and the Warrants directly beneficially owned by Medsource are being held for investment purposes only. However, Medsource may, from time to time, either increase or decrease its holdings of the Common Stock, subject to applicable laws. Any such decision will depend, however, on numerous factors, including, without limitation, the market price of shares of the Common Stock, the terms and conditions related to their purchase and sale, the prospects and profitability of Diatide, other business and investment alternatives of Medsource and general economic and market conditions.

           It is Medsource's general policy not to interfere with the management of companies in which it holds portfolio


                                Page 4 of 9 pages
investments. Neither Medsource nor BB Medtech have an intention to influence or direct Diatide's affairs, modify its corporate structure or interfere with the business decisions of its management. Except as set forth above, neither Medsource nor BB Medtech, nor to the best knowledge of such persons, any executive officer or director of either BB Medtech or Medsource, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of Diatide or the disposition of securities of Diatide; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Diatide; (c) a sale or transfer or a material amount of assets of Diatide; (d) any change in the present board of directors or management of Diatide, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) any material change in the present capitalization or dividend policy of Diatide; (f) any other material change in Diatide's business or corporate structure; (g) changes in Diatide's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Diatide by any person; (h) causing a class of securities of Diatide to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;
(i) a class of equity securities of Diatide to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.


ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

           (a) Pursuant to Rules 13d-3(a) and 13d-3(d)(1)(i) of the Exchange Act, BB Medtech may be deemed to be the indirect beneficial owner of the 1,450,346 of the Common Stock directly beneficially owned by Medsource, by virtue of the fact that Medsource is a wholly owned subsidiary of BB Medtech. To the best knowledge of BB Medtech and Medsource, no director or executive officer of BB Medtech or Medsource owns any securities issued by Diatide.

           Of the 1,450,346 shares of the Common Stock directly beneficially owned by Medsource, 1,096,500 were purchased through a series of open market transactions. As noted in Item 3 and Item 5(c) of this Schedule 13D, pursuant to the Agreement, Medsource also purchased 307,692 shares of the Preferred Stock. The Preferred Stock held by Medsource is immediately convertible into 307,692 shares of the Common Stock. The conversion ratio which governs the conversion of the shares of the Preferred Stock into shares of the Common Stock, as described in the Certificate of Designations of the Preferred Stock of Diatide, Inc. (the "Certificate of Designations"), is subject to adjustment to reflect stock splits, dividends and other transactions described therein. The Certificate of Designations is included as Exhibit 7, which is incorporated herein by reference. Medsource also purchased, pursuant to the Agreement, Warrants which entitle Medsource to purchase an additional 46,154 shares of the Common Stock. The Warrants are exercisable at any time. As a result of the purchase of the shares of the Preferred Stock and the Warrants, Medsource is deemed to be the direct beneficial owner, as defined by Rule 13d-3(d)(1)(i)under the Exchange Act, of an additional 353,846 shares of the Common Stock.

           (b) The number of shares of the Common Stock, the shares of the Preferred Stock and the Warrants to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, is set forth in the cover pages hereof and such information is incorporated herein by reference. BB Medtech, through its ownership of Medsource, may be deemed to indirectly beneficially own, as defined in Rule 13d-3(a) under the Exchange Act, the shares of the Common Stock, the shares of the Preferred Stock and the Warrants directly beneficially owned by Medsource, and may be deemed to share with Medsource the power to vote, or direct the vote of, and the power to dispose of or direct the disposition of, the aggregate 1,450,346 shares of the Common Stock directly beneficially owned by Medsource.

           Medsource and BB Medtech do not share with Chase and Neomed the power to vote or to direct the vote or the power to dispose or to direct the disposition of the shares of the Common Stock, the shares of the Preferred Stock or the Warrants, held by Medsource and BB Medtech. Likewise, Chase and Neomed do not share with BB Medtech and Medsource and the power to vote or to direct the vote or the power to dispose or to direct the disposition of the the shares of the Common Stock, the shares of the Preferred Stock or other securities issued by Diatide, held by Chase and Neomed respectively.

           (c) Medsource engaged in the following open market transactions with respect to securities issued by Diatide. Each of these transactions was completed on the NASDAQ stock market.

==================================================================================================================
         DATE              TYPE OF SECURITY          TRANSACTION               AMOUNT               PRICE PER
                                                                                                      SHARE
==================================================================================================================
       6/18/96               Common Stock               Bought                 500,000                $8.50
------------------------------------------------------------------------------------------------------------------
       8/21/96               Common Stock               Bought                 50,000                 $6.13
------------------------------------------------------------------------------------------------------------------


                                Page 5 of 9 pages

==================================================================================================================
         DATE              TYPE OF SECURITY          TRANSACTION               AMOUNT               PRICE PER
                                                                                                      SHARE
==================================================================================================================
       8/22/96               Common Stock               Bought                 55,000                 $6.25
------------------------------------------------------------------------------------------------------------------
       8/26/96               Common Stock               Bought                 30,000                 $6.38
------------------------------------------------------------------------------------------------------------------
       8/27/96               Common Stock               Bought                 5,000                  $6.50
------------------------------------------------------------------------------------------------------------------
       10/20/97              Common Stock               Bought                 20,000                 $9.05
------------------------------------------------------------------------------------------------------------------
       12/3/97               Common Stock               Bought                 26,000                 $9.99
------------------------------------------------------------------------------------------------------------------
       12/4/97               Common Stock               Bought                 34,000                 $9.98
------------------------------------------------------------------------------------------------------------------
       12/11/97              Common Stock               Bought                 15,000                 $9.25
------------------------------------------------------------------------------------------------------------------
       12/12/97              Common Stock               Bought                 5,000                  $9.50
------------------------------------------------------------------------------------------------------------------
       12/18/97              Common Stock               Bought                 12,500                 $9.25
------------------------------------------------------------------------------------------------------------------
       12/19/97              Common Stock               Bought                 4,000                  $9.44
------------------------------------------------------------------------------------------------------------------
        1/8/98               Common Stock               Bought                 20,000                 $9.91
------------------------------------------------------------------------------------------------------------------
       1/29/98               Common Stock               Bought                 10,000                 $9.00
------------------------------------------------------------------------------------------------------------------
       2/10/98               Common Stock               Bought                 40,000                $10.00
------------------------------------------------------------------------------------------------------------------
       2/11/98               Common Stock               Bought                 25,000                 $9.50
------------------------------------------------------------------------------------------------------------------
       2/12/98               Common Stock               Bought                 3,000                  $9.50
------------------------------------------------------------------------------------------------------------------
       2/17/98               Common Stock               Bought                 10,000                 $9.50
------------------------------------------------------------------------------------------------------------------
       2/18/98               Common Stock               Bought                 12,000                 $9.44
------------------------------------------------------------------------------------------------------------------
       2/20/98               Common Stock               Bought                 5,000                  $9.38
------------------------------------------------------------------------------------------------------------------
       2/24/98               Common Stock               Bought                 10,000                 $9.63
------------------------------------------------------------------------------------------------------------------
       2/25/98               Common Stock               Bought                 20,000                 $9.88
------------------------------------------------------------------------------------------------------------------
       2/26/98               Common Stock               Bought                 5,000                 $10.00
------------------------------------------------------------------------------------------------------------------
        3/3/98               Common Stock               Bought                 5,000                 $10.00
------------------------------------------------------------------------------------------------------------------
        3/5/98               Common Stock               Bought                 10,000                $10.00
------------------------------------------------------------------------------------------------------------------
        3/9/98               Common Stock               Bought                 5,000                 $10.38
------------------------------------------------------------------------------------------------------------------
       3/10/98               Common Stock               Bought                 15,000                $10.50
------------------------------------------------------------------------------------------------------------------
       3/11/98               Common Stock               Bought                 20,000                $10.63
------------------------------------------------------------------------------------------------------------------
       3/12/98               Common Stock               Bought                 20,000                $10.34
------------------------------------------------------------------------------------------------------------------
       3/13/98               Common Stock               Bought                 15,000                $10.46
------------------------------------------------------------------------------------------------------------------
       3/16/98               Common Stock               Bought                 10,000                $10.25
------------------------------------------------------------------------------------------------------------------
       3/17/98               Common Stock               Bought                 10,000                $10.13
------------------------------------------------------------------------------------------------------------------
       3/20/98               Common Stock               Bought                 10,000                $10.00
------------------------------------------------------------------------------------------------------------------
        4/3/98               Common Stock               Bought                 10,000                $10.13
------------------------------------------------------------------------------------------------------------------


                                Page 6 of 9 pages

==================================================================================================================
         DATE              TYPE OF SECURITY          TRANSACTION               AMOUNT               PRICE PER
                                                                                                      SHARE
==================================================================================================================
        4/7/98               Common Stock               Bought                 30,000                $10.08
------------------------------------------------------------------------------------------------------------------
        4/9/98               Common Stock               Bought                 5,000                 $10.13
------------------------------------------------------------------------------------------------------------------
       4/13/98               Common Stock               Bought                 15,000                $10.13
------------------------------------------------------------------------------------------------------------------


           As noted in Item 3 and Item 5(a) of this Schedule 13D, Medsource also purchased, pursuant to the Agreement, 307,692 shares of the Preferred Stock. As of July 1, 1998, the Preferred Stock held by Medsource is immediately convertible into 307,692 shares of Common Stock. Medsource also purchased, pursuant to the Agreement, Warrants which entitle Medsource to purchase an additional 46,154 shares of the Common Stock. These Warrants are exercisable at any time.

           (d) Not applicable.

           (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

           Reference is made to the information disclosed under Item 3, Item 5(a) and Item 5(c) of this Schedule 13D, which are incorporated by reference in response to Item 6. In addition, the response to Item 6 is qualified in its entirety by reference to the text of the Agreement, the Registration Rights Agreement (as defined herein), Warrant No. 2 and the Certificate of Designations, the text of each of which is filed as Exhibits 4,5,6 and 7, respectively, hereto and incorporated herein by reference. Diatide and the Investors entered into a Registration Rights Agreement dated as of September 23, 1997 (the "Registration Rights Agreement"). The Registration Rights Agreement grants the Investors, including Medsource, certain demand rights with respect to the registration of shares of the Common Stock which may be obtained through the conversion of shares of the Preferred Stock or through the exercise of the Warrants, under the Securities Act of 1933. The Registration Rights Agreement also grants "piggy-back" rights to Medsource to participate in certain registration statements filed by Diatide.

           (a) Registration Rights.


ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1: Translation of minutes of the March 4, 1996 Board of Directors meeting of Medsource (evidencing a Power of Attorney in favor of Victor Bischoff, Dr. Daniel Bugmann, and H. Jorg Graf).

Exhibit 2: Translation of evidence of Power of Attorney in favor of Dr. Daniel Bugmann, Cyrill Zimmermann, H. Jorg Graf on behalf of BB Medtech.

Exhibit 3: Agreement by and between BB Medtech and Medsource with respect to the joint filing of this disclosure statement.

Exhibit 4: Securities Purchase Agreement, dated as of September 23, 1997, among Diatide and the Investors.

Exhibit 5: Registration Rights Agreement, dated as of September 23, 1997, among Diatide and the Investors.

Exhibit 6:     Warrant No. 2, dated as of September 23, 1997.

Exhibit 7:     Certificate of Designations of the Preferred Stock of Diatide,
               Inc.


                                Page 7 of 9 pages

                                   SIGNATURES

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                              BB MEDTECH AG

  Date:   July 7, 1998                                        By:      /s/ H. Jorg Graf
                                                                       ----------------

                                                              Name:    H. Jorg Graf


  Date:   July 7, 1998                                        By:      /s/ Dr. Cyrill Zimmermann
                                                                       -------------------------

                                                              Name:     Dr. Cyrill Zimmermann


                                                              MEDSOURCE S.A.

  Date:   July 7, 1998                                        By:      /s/ H. Jorg Graf
                                                                       ----------------

                                                              Name:    H. Jorg Graf


  Date:   July 7, 1998                                        By:      /s/ Dr. Cyrill Zimmermann
                                                                       -------------------------

                                                              Name:     Dr. Cyrill Zimmermann


                                Page 8 of 9 pages

                                   APPENDIX A

  BB MEDTECH  AG

  Name and Citizenship                      Business Address                            Principal Occupation
  --------------------                      ----------------                            --------------------

  Jacques Rejeange                          Vordergasse 3                               Chairman and Director
  (French Citizen)                          8200 Schaffhausen  Switzerland

  Dr. Victor Bischoff                       Vordergasse 3                               Vice-Chairman and Director
  (Swiss Citizen)                           8200 Schaffhausen  Switzerland

  Hansjurg Wyss                             Synthes Inc.                                Director
  (Swiss Citizen)                           1690 Russell Road
                                            P.O. Box 1776
                                            Paoli, PA 19301 (USA)

  Dr. Daniel Bugmann                        Grafenauweg 4                               Signatory Authority
  (Swiss Citizen)                           6301 Zug  Switzerland

  H.Jorg Graf                               Grafenauweg 4                               Signatory Authority
  (Swiss Citizen)                           6301 Zug  Switzerland

  Dr. Philipp Mekler                        Grafenauweg 4                               Signatory Authority
  (Swiss Citizen)                           6301 Zug  Switzerland

  Dr. Cyrill Zimmermann                     Grafenauweg 4                               Signatory Authority
  (Swiss Citizen)                           6301 Zug   Switzerland









  MEDSOURCE S.A.

  Name and Citizenship                      Business Address                            Principal Occupation
  --------------------                      ----------------                            --------------------

  Dr. Daniel Bugmann                        Grafenauweg 4                               Signatory Authority
  (Swiss Citizen)                           6301 Zug  Switzerland

  H. Jorg Graf                              Grafenauweg 4                               Signatory Authority
  (Swiss Citizen)                           6301 Zug  Switzerland

  Dr. Cyrill Zimmermann                     Grafenauweg 4                               Signatory Authority
  (Swiss Citizen)                           6301 Zug   Switzerland

  Pablo Javier Espino                       Swiss Bank Tower                            President and Director
  (Panamanian Citizen)                      Panama 1, Republic of Panama

  Aelina M. de Estribi                      Swiss Bank Tower                            President and Director
  (Panamanian Citizen)                      Panama 1, Republic of Panama

                                Page 9 of 9 pages